Exhibit 99.(4)(c)

JEFFERSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

[10350 ORMSBY PARK PLACE

LOUISVILLE, KY 40223]

RETURN OF PREMIUM ENHANCED DEATH BENEFIT RIDER

FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY WITH OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT

General Information Regarding this Rider

This rider is made part of the Contract to which it is attached and is effective on the Contract Issue Date.  This rider is only available at the time of application.  Once this rider is elected, it cannot be later declined and the fees associated with this rider will apply regardless whether the Death Benefit is more or less than the Contract Value. To the extent any provisions contained in this rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this rider will control the Contract accordingly.  Non-defined terms shall have the meaning given to them in the Contract.

The life upon whom the Death Benefit shall be paid in accordance with these rules, is referred to in this rider as the “Measuring Life.”  While in the Accumulation Period, and upon death of the Measuring Life, this rider provides a Death Benefit equal to the greater of the return of premium (total Purchase Payments less Adjusted Partial Withdrawals) or the determined Adjusted Contract Value.  Refer to the Proceeds Payable section of this rider for additional information.

The Contract to which this rider is attached will be restricted to a maximum in total Purchase Payments, as shown on the Rider Specifications page, less Adjusted Partial Withdrawals. Multiple Contracts to which this rider is attached with the same Measuring Life may not exceed the Maximum in total Purchase Payments, less Adjusted Partial Withdrawals.

The guaranteed minimum Death Benefit will terminate upon a change in ownership of the contract.

The Death Benefit described in this rider cannot be surrendered as a lump sum, and is only available after the death of the Measuring Life.

This rider is only available to Contracts with Owners whose age is the Maximum Owner age or younger on the Contract Issue Date.  If only one Owner, the Measuring Life is the Owner. If Joint Owners:

•                  Both must be the Maximum Owner and Maximum Joint Owner age or younger at issuance.

•                  The Death Benefit is payable upon the first Joint Owner death, which is the Measuring Life.

If Owner is a non-living entity, Annuitant ages will be used and the rules above will be followed substituting the word “Annuitant” for the word “Owner.” The benefits described in this rider terminate for the reasons set forth in “Termination of Rider” below.

A Beneficiary who is the spouse of the Owner may elect a spousal continuation of the Contract. If the election is made, the Contract will continue and the Contract Value will be the guaranteed minimum Death Benefit amount. If spousal continuation is elected, this rider will terminate and the rider charge will no longer apply.

JNL 03-2017 ROP-NY	03/2017

This rider is irrevocable.

Rider Charge

While this rider is in-force, Jefferson National Life Insurance Company of New York (“Jefferson National”) will deduct a Rider Charge as shown on the Rider Specifications, which is a percentage of the daily net asset value of the Variable Account on an annual basis.  This charge will cease upon termination of the rider and will not increase while the Contract and rider remain in-force.

Definitions

The following definitions are added to the Contract:

Adjusted Partial Withdrawal is equal to the greater of:

1.              the partial withdrawal and any applicable premium taxes withheld; or

2.              the partial withdrawal and any applicable premium taxes withheld multiplied by (a) divided by (b) where

a.              is the Death Benefit immediately prior to the partial withdrawal; and

b.              is the Contract Value immediately prior to the withdrawal.

When a partial withdrawal is for Advisor Fees, then Adjusted Partial Withdrawal is equal to the greater of:

1.              the partial withdrawal including that portion of the withdrawal constituting Excess Advisor Fees and any applicable premium taxes withheld; or

2.              the partial withdrawal including that portion of the withdrawal constituting Excess Advisor Fees and any applicable premium taxes withheld multiplied by (a) divided by (b) where

a.              is the Death Benefit immediately prior to the partial withdrawal;

b.              is the Contract Value immediately prior to the withdrawal.  If an Advisor Fee withdrawal exceeds the Maximum Advisor Fee, then the Contract Value immediately prior to the withdrawal will be reduced by the Advisor Fee less the Excess Advisor Fee.

Advisor Fee:

Any fee charged by any financial adviser you hire and processed as such by Jefferson National as a withdrawal from the Contract Value.

Maximum Advisor Fee:

Maximum Advisor Fee Percentage, as shown on the Rider Specifications page, multiplied by the average of the current contract year Contract Values on the date each Advisor Fee is deducted.

Excess Advisor Fee:

The Advisor Fees in excess of the Maximum Advisor Fee for the current contract year.

Due proof of death:

When the Company receives both a death certificate, or some other form of notice satisfactory to us, and your election in a form satisfactory to us for the payment method.

Proceeds Payable

The following hereby amends and replaces the section of the Contract captioned “Proceeds Payable on Death, Death Benefit Amount During the Accumulation Period.”

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: During the Accumulation Period, upon Due proof of death of the Measuring Life, the death benefit (“Death Benefit”) will be equal to the greater of:

1.              Contract Value determined as of the end of the Valuation Period upon which we receive Due proof of death of the Measuring Life less any applicable portion of the Subscription Fee, less any applicable Low Cost Fund Platform Fee; or

2.              Total Purchase Payments made to the Contract reduced by charges associated with this rider and any Adjusted Partial Withdrawals.

Reports

The current Death Benefit amount and Total Purchase Payments less Rider Charges and Adjusted Partial Withdrawals will be reported in a statement no less than annually.

Termination of Rider

This rider and the Rider Charge will terminate without value on the occurrence of any of the following dates:

1.              the date there is a change of the Measuring Life provided it is a change of social security number or tax ID;

2.              the Annuity Date;

3.              the date the Contract to which this rider is attached terminates;

4.              the date the Contract Value decreases to zero;

5.              upon a spousal continuation

6.              change of ownership.

Executed for Jefferson National Life Insurance Company of New York by:

[]

[Secretary]

RIDER SPECIFICATIONS

Contract Number:	[123456789]
Rider Date:	[May 1, 2017]
Rider Charge:	[.15%]
Maximum Owner and Maximum Joint Owner Age:	[80]
Maximum in total Purchase Payments:	[$3,000,000]
Maximum Advisor Fee Percentage for purposes of calculating adjusted partial withdrawals:	[2.0%] per year